

January 9, 2006

Mr. Leng You-Bin
President
American Dairy, Inc.
C-16 Shin Chen International Building
No. 10 Jiu-shen Road
Zho Yan Chu
Beijing, The People's Republic of China

> Re: American Dairy, Inc.
>   Registration Statement on Form S-1
>   Filed September 2, 2005
>   File No. 333-128075

Dear Mr. You-Bin:

We have considered the letters dated December 30, 2005 from Mr. Charles Gray of Murrell, Hall, McIntosh & Co PLLP and Mr. Henny Wee of Henny Wee & Co. Please address each of the following.

- Please note that while these letters were dated December 30, 2005 they were received by us from Mr. Zrenda and filed on Edgar on January 4, 2006.

- Please note that the date of our letter to you was December 23, 2005 not December 30, 2005 as indicated in the December 30, 2005 letter from Mr. Charles Gray of Murrell, Hall, McIntosh & Co PLLP.

- We note that Mr. Wee's letter dated December 30, 2005 indicates that in June 2002 he sold his 51% equity holdings to Ms. Wan Hung and he does not have any ownership, direct or indirect, or economic interest of any type other than the rental of office space.

  - Please support this statement given the following information contained on Henny Wee & Co.'s website (http://www.hkaudit.com/philosophy.htm) which identifies Belmont Capitals Limited as an affiliated company.

    > "Henny Wee & Co. is committed to assisting you not only to successfully operate and expand and to achieve your business objectives to maximise profit and minimise tax but also to assist you to tap into the capital markets for the necessary growth and expansion capital through our affiliated company, Belmont Capitals Limited. Our professional recruitment, continuing professional education

programme, networking and affiliation and research resources policy reflects our commitment."

- Please tell us the nature of the other services that Henny Wee & Co. performs and the entities and personnel that perform these services. We note from the Henny Wee & Co. website that in addition to an auditing division there are also specialty, taxation, business advisory and administration divisions. (http://www.hkaudit.com/service.htm)

- We note that Henny Wee's website indicates that its corporate services are conducted through Belmont Consulting. (http://hkaudit.com/crop_service.htm) Please tell us the relationship(s) between Belmont Consulting, Belmont Capital Group Limited and Belmont Capitals Limited.

- Please indicate whether or not Ms. Yun Hung, an employee of Henny Wee & Co. and Ms. Tracy Wan Hung, Managing Director of Belmont Capital Group are the same person. Upon comparing the biographies of each person on both the Henny Wee & Co, website (http://www.hkaudit.com/ourpeople.htm) and the Belmont Capital Group website (http://www.bcghk.com/eng/p8.asp) they appear to be the same individual.

Please address each of the above points and that Belmont Capital Group Limited is listed as a selling shareholder on page 20 of your Form S-1 in arriving at the conclusion that the Henny Wee firm is independent. Refer to Rule 2-01(c)(1) of Regulation S-X.

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jill Davis, Branch Chief at (202) 551-3683 or the undersigned at (202) 551-3763 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Barry Stem
Senior Assistant Chief Accountant
Office of Natural Resources and Food

cc: Barry Stem
    Tangela Richter
    via facsimile
    Stephen A. Zrenda, Jr., P.C.
    (405) 474-8831